

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 19, 2014

Via E-mail
Thomas P. Soloway
Senior Vice President, Chief Financial Officer
Ascendis Pharma, Inc.
530 Lytton Avenue, 2nd Floor
Palo Alto 94301, California

>   **Re: Ascendis Pharma A/S**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted September 9, 2014**
>   **CIK No. 0001612042**

Dear Mr. Soloway:

We have reviewed amendment no. 1 to your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Costs, page 81

1. Please refer to your response to comment 14. Please expand your disclosures to include the costs incurred during each period presented and from inception to date separately for direct costs versus indirect costs. In addition, please disclose the total amount of research and development costs incurred since inception.

<u>Intellectual Property</u>
<u>Ocular Field, page 117</u>

2. We note your response to our prior comment 24. Please expand your disclosure for the fourth patent family related to your work in the ocular field to disclose the foreign jurisdiction where the patent application is pending.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
         Alan C. Mendelson, Esq.
         Latham & Watkins LLP